EXHIBIT 99.1

TransAlta Declares Dividends

CALGARY, Alberta, Oct. 27, 2026 (GLOBE NEWSWIRE) -- The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) declared a quarterly dividend of $0.07 per common share payable on January 1, 2027, to shareholders of record at the close of business on December 1, 2026.

The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including September 30, 2026, up to but excluding December 31, 2026:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	4.782%	$0.29888	December 1, 2026	December 31, 2026
Series B*	TA.PR.E	4.319%	$0.27216	December 1, 2026	December 31, 2026
Series C	TA.PR.F	5.854%	$0.36588	December 1, 2026	December 31, 2026
Series D*	TA.PR.G	5.389%	$0.33958	December 1, 2026	December 31, 2026
Series E	TA.PR.H	6.894%	$0.43088	December 1, 2026	December 31, 2026
Series G	TA.PR.J	6.773%	$0.42331	December 1, 2026	December 31, 2026

* Please note the quarterly floating rate on the Series B and Series D Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars (unless otherwise noted). When the dividend payment date falls on a weekend or holiday the payment is made the following business day.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com